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Exhibit 99.(a)(26)

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Contacts:
Chiron Corporate Communications & Investor Relations
Media:	(510) 923-6500
Investors:	(510) 923-2300

CHIRON SHAREHOLDERS APPROVE NOVARTIS ACQUISITION

        EMERYVILLE, Calif., April 19, 2006—Chiron Corporation (NASDAQ: CHIR) today announced that Chiron shareholders have approved the amended merger agreement under which Novartis AG (NYSE: NVS) will acquire all Chiron shares it doesn't already own for $48.00 per share in cash. At a special meeting of Chiron shareholders held today, the merger was approved with more than 85 percent of Chiron's total outstanding shares cast in favor of the merger.

        As all necessary regulatory approvals were previously received, Chiron expects the merger to close on Thursday, April 20, 2006, at 12:01 a.m. PDT.

About Chiron

        Chiron delivers innovative and valuable products to protect human health by advancing pioneering science across the landscape of biotechnology. The company works to deliver on the limitless promise of science and make a positive difference in people's lives. For more information about Chiron, please visit www.chiron.com.

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CHIRON SHAREHOLDERS APPROVE NOVARTIS ACQUISITION